Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cass Information Systems, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-44497, 333-44499, 033-91456, 033-91568, 333-143411, 333-181772 and 333-188504) on Form S-8 of Cass Information Systems, Inc. (the Company) of our reports dated March 8, 2017, with respect to the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Cass Information Systems, Inc.

/s/ KPMG LLP

St. Louis, Missouri
March 8, 2017